PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 682-8089 Fax: (604) 682-8094

News Release #04-17	TSX Venture: PMV
September 21, 2004	Issued & Outstanding: 26,853,967
Fully Diluted: 38,525,101

GOLD SOIL GEOCHEMICAL ANOMALY OUTLINED, ASHANTI II GOLD PROJECT, GHANA

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV], is pleased to announce that it has received results from a soil sampling program conducted on its Switchback North – Gyagyatreso Option concession, the northern most of eight Ashanti II Gold Project concessions operated by the Company and located along a forty kilometre length of the Asankrangwa Gold Belt in Ghana, West Africa.

Results indicate anomalous gold values over an area of one square kilometre co-incident with a prominent hill and its extension along the regional strike to the northeast. Two sub parallel zones, with values ranging from 100 ppb Au to a high of 4,350 ppb Au were outlined, each with strike lengths exceeding 1.5 kilometres. Spot soil highs up to ll,860 ppb Au were also noted. A follow up program to define drill targets is currently underway.

The 20.2 line-kilometer soil grid was established to cover an area of highly anomalous gold in stream sediment silt samples that previously returned results to 110.0 ppm Au, 6.75 ppm Au, 4.84 ppm Au, and 3.80 ppm Au. A total of 378 soil samples were analyzed from the grid area at a sampling density of 200m x 25m. Areas of the grid underlain by alluvial material were not sampled.

During this work numerous old galamsey pits and shafts, and one adit were noted. "Good gold prospects" were previously reported in 1922 from quartz reef material sampled by the Gold Coast Geological Survey near the village of Nfakanfahu, in the east central part of the grid. The grid also covers a prominent hill and the northeast trend of quartz reef/quartz breccia structures exposed by the galamsey workings. Regional mapping has shown the concession to be underlain by graphitic phyllite and greywacke of the Lower Birimian Formation – similar stratigraphy as noted at the now closed Obotan – Nkran Hill and Adubiaso mines, located respectively six kilometres to the east and northeast, and at our Fromenda Main Zone, 14 kilometres to the south.

Douglas R. MacQuarrie, P.Geo., supervised the program. Sample analyses were completed at SGS Analabs Pty Ltd. at Bibiani utilizing industry standard 50g gold fire assay techniques, with atomic absorption finish.

On behalf of the Board,

"Douglas R. MacQuarrie"

Douglas R. MacQuarrie
President

For further information please contact:

Douglas R. MacQuarrie, President or Warwick G. Smith & Larry Myles, Shareholder Communications
Telephone: (604) 682-8089 Toll-Free: (888) 682-8089 Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.